

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 5, 2009

Mr. Robert Landau
Chief Executive Officer
Pacific Gold Corp.
465 South Meadows Parkway #20
Reno, NV 89521

> **Re:** **Pacific Gold Corp.**
> **Item 4.01 Form 8-K**
> **Filed December 24, 2008**
> **File No. 000-32629**

Dear Mr. Landau:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed on December 24, 2008

1. We note you disclose there have been no consultations with M&K CPA's PLLC during your two most recent fiscal quarters ended September 30, 2008 and June 30, 2008 and through December 23, 2008. Please note that Item 304(a)(2) of Regulation S-K requires you to disclose consultations during your two most recent fiscal years, and any subsequent interim period prior to the engagement of

       the new independent accountant. Please amend your disclosure to address these periods and any other requirements of Item 304(a)(2) of Regulation S-K.

2.   Please note that Item 304(a)(3) of Regulation S-K requires that you obtain and furnish a letter from your former independent accountant indicating whether they agree with your statements made pursuant to Item 304(a) in your Form 8-K and, if not, the extent to which in which they do not agree. This letter should be addressed to the Commission and furnished in an amended Form 8-K within two business days after receiving such letter, but no later than ten business days after filing your initial Form 8-K. In your response to this comment, please confirm to us that you will obtain and provide this letter as an exhibit to your amended Form 8-K.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact James Giugliano at (202) 551-3319 or me at (202) 551-3683 if you have any questions.

       Sincerely,

       Jill S. Davis
       Branch Chief